

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 18, 2012

<u>Via Secure E-mail</u>
Lisa C. Im
Chief Executive Officer
Performant Financial Corporation
333 N. Canyons Parkway
Livermore, California 94551

Re: **Performant Financial Corporation**
Confidential Draft Registration Statement on Form S-1
Submitted May 22, 2012
CIK No. 0001550695

Dear Ms. Im:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Provide us with copies of the additional artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting

on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

2. We note that you cite to industry research for information and statistics regarding economic trends. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. Tell us whether any of the reports, other than those prepared by the government, were prepared for you or in connection with the offering. We note, by way of example only, the Department of Education and Congressional Budget Office reports referenced on page 48, and the "Top Federal Programs with Improper Payments" pie chart on page 49.

Prospectus Summary, page 1

3. To provide further balance to your prospectus summary, please also include quantitative disclosure concerning your indebtedness, as referenced in risk factor disclosure at page 18.

Risks Associate with Our Business, page 3

4. Please specify both the percentage of revenues and the limited number of clients from which you derive a significant portion of your revenues.

Risk Factors, page 9

5. Instead of using generic phrases such as "material and adverse effect" to describe the risks' effects, as you do, for example, in "We face significant competition in all of the markets in which we operate and an inability to compete effectively in the future could harm our relationships with our clients, adversely affecting our business, financial condition, and results of operations," on page 9, please use more concrete and descriptive language to explain how each risk could affect the company, its business, or investors. For example, instead of saying that your "financial condition and results of operations could be materially and adversely affected" if a risk occurs, replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc.

Our student loan recovery business is subject to extensive regulation and consumer protection laws., page 15

6.   Please revise to draft your risk factor heading to disclose the risk associated with your being subject to extensive regulation and consumer protection laws. Other risk factor headings needing similar revision include:

- We may not be able to adequately protect our proprietary technology., page 17

- Following this offering, we will be classified as a "controlled company," page 19

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain executive management and qualified board members., page 15

7.   Please revise, if possible, to provide an estimate of the costs associated with your becoming a public company.

We typically face a long period to implement a new contract… page 17

8.   We note that in connection with a new contract award, you may incur significant costs and not receive revenues during a long implementation period until the planning and integration work is complete. Tell us how you account for such implementation costs in the financial statements.

Management's Discussion and Analysis, page 30

Student Loan Recovery Outcomes, page 31

9.   Please revise to include specific disclosure concerning your typical fee structures, including the fee percentages that are typical to your contracts. In the alternative, please revise to include the range of fees collected among the five scenarios you discuss. Please include similar specified disclosure with respect to the fees you derive under your healthcare contracts, as well as the contracts for your "other" services.

Lisa C. Im
Performant Financial Corporation
June 18, 2012
Page 4

Operating Metrics, page 32

10.   We note your statement that you monitor a number of operating metrics "in order to evaluate [y]our business and make decisions regarding [y]our corporate strategy." While you go on to discuss the four metrics you employ, and the general purpose of each, you do not appear to tie the metrics into how management specifically uses each to chart corporate decisions. Please revise. To the extent that management uses metrics in addition to the four discussed here, please revise to include those, also.

11.   Please consider revising your Summary section to include a brief discussion of the various metrics you employ, and how they impact your business.

Client Concentration, page 35

12.   Please revise to disclose your greater than 10% clients. Please refer to Item 101(c)(7) of Regulation S-K.

Long-term Debt, page 43

13.   Please revise the final paragraph of this section to disclose the specific terms of your financial covenants, including your fixed charge coverage ratio and total debt to EBITDA ratio.

14.   We note that the senior secured credit facility is not listed in your exhibit index. Please advise or revise. Please see Item 601 of Regulation S-K.

Business, page 46

Competition, page 58

15.   Please revise, to the extent know or reasonably available, to identify your competitive position within your industry. Please see Item 101(c)(x) or Regulation S-K.

Summary Compensation Table, page 68

16.   Please revise to include summary compensation table for the last two fiscal years. Please refer to Item 402(n) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 73
Principal and Selling Stockholders, page 76

17.   Tell us whether any of the selling stockholders are broker dealers or affiliates of broker-dealers. We may have further comments.

Financial Statements

Consolidated Balance Sheets, page F-3 and F-22

18.   Revise to present the Series A Preferred Stock outside of stockholders' equity, within the mezzanine section of your historical balance sheet, or advise us. In this regard, we note on page F-15 that each share of Series A Preferred Stock automatically can be converted, at the option of the holder, into a conversion unit consisting of a certain number of shares of common stock and one share of Series B Preferred Stock at the date of issuance of such share. We further note on page F-16 that the Series B Preferred stock is subject to redemption on or after January 7, 2011 at the request of the majority of the Series A and Series B Preferred Stock (together as a single class) and is subject to mandatory redemption in the event of an initial public offering at price per share equal to the Series B Redemption Price. Refer to the definition of a mandatorily redeemable financial instrument in ASC 480-10-20 and the accounting prescribed in ASC 480-10-25.

Consolidated Statement of Operations, pages F-4 and F-23

19.   If material, you should present on the face of your income statements pro forma per share data for the latest year and subsequent interim period, calculated to include additional shares in the denominator to give effect to the following:

    ●   the number of offering shares whose proceeds would be necessary to redeem all of the shares of series B preferred stock;
    ●   the number of offering shares whose proceeds would be necessary to pay Parthenon Capital Partners for the termination of the Advisory Agreement and the payment of the 1% transaction fee; and
    ●   the number of common shares to be issued upon the conversion of all of the shares of the series A preferred stock.

General

       Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

       Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1, of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status from a paper to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

  If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

  As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director